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                                                                    Exhibit 99.1

EIMO CORPORATION STOCK EXCHANGE RELEASE 21.5.2002 AT 12.00

SECOND QUARTER FALLING BEHIND FORECASTS

The second quarter for Eimo Group will be weaker than previously forecast. Operating profit of the second quarter is estimated to be negative.

Based on program delays and significantly lower estimated volumes in Europe by several customers, net sales will fall behind expectations and are estimated not to reach the announced level. Production volumes of certain product programs in Eimo Americas have not either been at the expected level during the second quarter.

According to the latest information the company estimates that the second quarter's deficit cannot be corrected during the second half of the year and thus group sales for year 2002 will not necessary reach the previously announced range. Earnings per share for the whole fiscal year are still expected to be at least the same level as last year.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:

Heikki Marttinen, President and CEO         +358-3-850 50

DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).